Issuer Free Writing prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-230207

April 10, 2019

Information Supplement, dated April 10, 2019

JUMIA TECHNOLOGIES AG

13,500,000 American Depositary Shares

Representing 27,000,000 Ordinary Shares

Information Supplement to the Preliminary Prospectus, dated April 10, 2019

Before deciding to invest in American Depositary Shares (the “ADSs”), you should read the preliminary prospectus, dated April 9, 2019 in its entirety that was included in Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-230207) relating to the initial public offering of the ADSs contemplated therein. This information supplement is qualified in its entirety by reference to the preliminary prospectus. The information herein supplements the preliminary prospectus and supersedes the information set forth therein to the extent such information is inconsistent with the information in this information supplement. The preliminary prospectus has preceded or accompanies this free writing prospectus and is available from the Securities and Exchange Commission’s website at https://www.sec.gov/Archives/edgar/data/1756708/000119312519101286/d650749df1a.htm.

Jumia Technologies AG (the “Company”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting:

•	Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: (866) 718-1649 (toll-free); or

•	Citigroup Global Markets Inc., Attention: Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146 (toll-free); or

•	Berenberg Capital Markets, LLC, Attention: Equity Capital Markets, 1251 Avenue of the Americas, 53rd Floor, New York, NY 10020, telephone: (646) 949-9000.

MORGAN STANLEY	CITIGROUP	BERENBERG	RBC CAPITAL MARKETS

RAYMOND JAMES	STIFEL	WILLIAM BLAIR

Trading Update for the First Quarter of 2019

In the three months ended March 31, 2019, active consumers and GMV developed in line with historical trends. Benefiting from increasing e-commerce penetration in our countries of operation and increasing brand awareness, our active consumers increased from 4.0 million as of December 31, 2018 to approximately 4.3 million as of March 31, 2019. Based on preliminary numbers, GMV increased by approximately 55% compared to the first quarter of 2018 driven by strong contributions from third-party sales. We expect that our adjusted EBITDA loss prior to the application of IFRS 16 will increase in absolute terms compared to the first quarter of 2018, but improve as a percentage of GMV.